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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----

                                  eLOT, Inc.
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                               (Name of Issuer)

                   COMMON STOCK, par value $0.01 per share
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                        (Title of Class of Securities)

                                 290143 10 6
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                                (CUSIP Number)

                            Edward R. Curtin, Esq.
                          PlasmaNet, Inc. Suite 2435
                           New York, New York 10170
                                (212) 931-6760
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 8, 2001
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                            (Page 1 of     Pages)



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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.    290143 10 6               13D      PAGE     2     OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PlasmaNet, Inc.               13-4037944
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                    Delaware

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                  $12,147,600
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                None
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER             $12,147,600
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER           None

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          $12,147,600
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            14.38%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*                                     CO

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     PAGE 3 of 5


ITEM 1.   SECURITY AND ISSUER

         This Schedule 13D relates to the common stock (the "Common Stock") of eLOT, Inc, the "Issuer". Issuer has indicated on its Annual Report on Form 10-K for its fiscal year ended December 31, 2000 that the Common Stock has been registered pursuant to Section 12 (g) of the Securities Exchange Act of 1934, as amended. Issuer's principal executive offices are located at 301 Merritt Corporate Park, Norwalk, Connecticut 06851.

         On June 13, 2000, PlasmaNet, Inc. acquired 100,000 shares of Issuer's Common Stock pursuant to an Asset Purchase Agreement and an additional 1,500,000 shares of Issuer's Common Stock pursuant to a Strategic Cooperation Agreement. On June 8, 2001, PlasmaNet acquired 11,100,000 million shares of Issuer's Common Stock pursuant to Amendment No. 1 to the Strategic Cooperation Agreement.

ITEM 2.   IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of PlasmaNet, Inc.

         PlasmaNet, a corporation incorporated under the laws of the state of Delaware, has its principal business address at 420 Lexington Avenue, Suite 2435, N.Y., N.Y. 10170.

         The names, addresses, citizenships and principal occupations or employments of the directors and executive officers of PlasmaNet are set forth in Annex A attached hereto.

         Neither PlasmaNet, nor, to the best knowledge of PlasmaNet, any person identified on Annex A during the past five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         No directors or executive officers of PlasmaNet during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         PlasmaNet acquired 11,100,000 shares pursuant to Amendment No. 1 of the Strategic Cooperation Agreement between Issuer and PlasmaNet dated June 8, 2001, in consideration for fulfillment of certain obligations to Issuer prior to March 31, 2001 and pursuant to Strategic Cooperation Agreement between Issuer and PlasmaNet dated June 8, 2000 (the "Strategic Cooperation Agreement").

ITEM 4.   PURPOSE OF TRANSACTION

         The purpose of PlasmaNet's acquisition of the Issuer's securities was in consideration for the fulfillment of certain obligations to Issuer prior to March 31, 2001 pursuant to the Strategic Cooperation Agreement and in exchange for certain indebtedness of Issuer to PlasmaNet. PlasmaNet acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current business climate, decide to increase or decrease its equity position in the Issuer.

         Additionally, on June 8, 2001, PlasmaNet and Issuer entered into an Asset Purchase Agreement pursuant to which PlasmaNet agreed to sell its "FreeWorldLottery.com" website to the Issuer in exchange for one (1) share of Issuer's Series A Preferred Stock which is convertible into up to 22,700,000 additional shares of Issuer's Common Stock, subject to certain income distribution tests and other contingencies being met. The closing of this transaction is subject to the approval of Issuer's shareholders.

           The Issuer and PlasmaNet also entered into three Registration Rights Agreements regarding the shares of Common Stock issued pursuant to the Strategic Cooperation Agreement, and Common Stock issued pursuant to the Strategic Cooperation Agreement, the Amended Strategic Cooperation Agreement, and Common Stock issuable pursuant to the Asset Purchase Agreement. See Exhibit 5; Exhibit 7, and Exhibit 8.

         Additionally, the Issuer and PlasmaNet entered into a Management Agreement on June 8, 2001, pursuant to which PlasmaNet agreed to provide certain management services with respect to the FreeWorldLottery.com website on behalf of the Issuer.

5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) PlasmaNet is the beneficial owner of 12,147,600 shares of Common Stock, representing approximately 14.38 % of the class of securities. Kevin J. Aronin , PlasmaNet's Chairman and CEO is the beneficial owner of 61.96% of PlasmaNet's issued and outstanding common stock, and as such may be deemed to be the beneficial owner of the shares of Issuer's Common Stock owned by PlasmaNet. Mr. Aronin has disclaimed beneficial ownership of the Issuer's Common Stock owned by PlasmaNet.

         (b) PlasmaNet has the sole power to vote and dispose of the 12,147,600 shares beneficially owned by it.

         (c) Schedule 5 ( c) annexed hereto sets forth all transactions of PlasmaNet in the Issuer's Common Stock during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable
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                                                                     PAGE 5 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 8, 2001, PlasmaNet and Issuer entered into Amendment No. 1 to Strategic Cooperation Agreement amending the Strategic Cooperation Agreement dated June 8, 2000, pursuant to which Issuer issued 11,100,000 shares of Common Shares to PlasmaNet as consideration for referrals of unique users to Issuer's website, in addition to 1,600,000 shares of Issuer's Common Stock previously issued to PlasmaNet pursuant to the Strategic Cooperation Agreement. The Issuer and PlasmaNet have also entered into certain Registration Rights Agreements with respect to such shares (see Item 7).


                       MATERIAL TO BE FILED AS EXHIBITS

ITEM 7. Exhibit 1 - Amendment No. 1 to Strategic Cooperation Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), Elottonet, inc. ("Buyer") and PlasmaNet, Inc. ("Seller")

         Exhibit 2 -Strategic Cooperation Agreement, dated as of June 8, 2000, by and between eLOT, Inc. ("Parent"), Elottonet, inc. ("Buyer") and PlasmaNet, Inc. ("Seller")

         Exhibit 3- Asset Purchase Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller")

         Exhibit 4- Management Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller")

         Exhibit 5 - Registration Rights Agreement, undated, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller") (this document is labeled Exhibit B).

         Exhibit 6 - Summary Term Sheet of Parent Series A Preferred Stock, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller")

         Exhibit 7 - Registration Rights Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller")

         Exhibit 8 - Registration Rights Agreement, dated as of June 8, 2000, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller")


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        June 15, 2001

Signature:   /s/ Edward R. Curtin
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Name/Title:  Edward R. Curtin, Senior V.P., & General Counsel of PlasmaNet, Inc.
             on behalf of PlasmaNet, Inc.


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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Annex A
Item 1. Security and Issuer.
Common stock
ELOT, Inc.
301 Merritt Corporate Park
Norwalk, CT.  06851

Item 2. Identity and Background
Schedule 13D

(a)      Kevin J. Aronin
(b)      PlasmaNet, Inc.
         420 Lexington Avenue
         Suite 2435
         New York, New York 10170
(c)      CEO, Chairman of the Board and Director of PlasmaNet, Inc.
(a)      Thomas P. Kriz
(b)      PlasmaNet, Inc.
              420 Lexington Avenue
              Suite 2435
              New York, New York 10170
(c)      CFO, Treasurer, Secretary and Director of PlasmaNet, Inc.


(a)      Edward R. Curtin
(b)      PlasmaNet, Inc.
                  420 Lexington Avenue
                  Suite 2435
                  New York, New York 10170
(c)      Senior Vice President, General Counsel of PlasmaNet, Inc.

(a)      Richard Pape
(b)      PlasmaNet, Inc.
                  420 Lexington Avenue
                  Suite 2435
                  New York, New York 10170
(c) Director of PlasmaNet, Inc., President and COO of Freelotto Phone, Inc. a telecommunications division of PlasmaNet, Inc.,


(a)      Rodney Joffe
                  President of Centergate Research Group LLC.
                  4627E Sanna Street
                  Phoenix, Arizona 85028
(b)      Director of PlasmaNet, Inc.


(a)      Ronald Utterback
                  Manhattan Associates
                  Senior Director of Channel Development
(b)      Director of PlasmaNet, Inc.